

January 12, 2026

Division of Trading and Markets
Office of Market Supervision
Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549

     **RE:**    **MIAX Sapphire, LLC ("SAPPHIRE")**
              **Amendment 2026-1 to Form 1 Application**

Dear Sir/Madam:

Enclosed for official filing pursuant to Rule 6a-2(a) is Amendment 2026-1 to the Form 1 Application of SAPPHIRE, which includes the following changes:

Exhibit C – Updated observers and officers of Miami International Securities Exchange, LLC; updated committees and officers of MIAX PEARL, LLC, and MIAX Emerald, LLC

Exhibit J – Updated officers, director classification and committees

Please do not hesitate to contact me if you have any questions in connection with this matter.

Sincerely,

*Barbara J. Comly*

Barbara J. Comly
EVP, General Counsel & Corporate Secretary

Enclosure
cc:    Marlene Olsen

| Form 1<br>Page 1<br>Execution<br>Page | UNITED STATES SECURITIES AND EXCHANGE COMMISSION<br>WASHINGTON, D.C. 20549<br>APPLICATION FOR, AND AMENDMENTS TO APPLICATION FOR,<br>REGISTRATION AS A NATIONAL SECURITIES EXCHANGE OR EXEMPTION<br>FROM REGISTRATION PURSUANT TO SECTION 5 OF THE EXCHANGE ACT | Date filed<br>(MM/DD/YY):<br><br>01/12/26 | OFFICIAL<br>USE<br>ONLY |
|---|---|---|---|

**Warning:** Failure to keep this form current and to file accurate supplementary information on a timely basis, or the failure to keep accurate books and records or otherwise comply with the provisions of law applying to the conduct of the applicant would violate the federal securities laws and may result in disciplinary, administrative or criminal action

### INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACTS MAY CONSTITUTE CRIMINAL VIOLATIONS

☐ APPLICATION          ☒ AMENDMENT

1. State the name of the applicant:  MIAX Sapphire, LLC

2. Provide the applicant's primary street address:  7 Roszel Road, Suite 1A, Princeton, NJ 08540

3. Provide the applicant's mailing address (if different):

4. Provide the applicant's business telephone and facsimile number:
      Telephone:  609-897-7300;  Facsimile:  609-987-2210

5. Provide the name, title and telephone number of a contact employee:
      Barbara J. Comly, EVP, General Counsel & Corporate Secretary
      609-897-7315

26000037

6. Provide the name and address of counsel for the applicant:
      Barbara J. Comly, EVP, General Counsel & Corporate Secretary
      MIAX Sapphire, LLC
      7 Roszel Road, Suite 1A
      Princeton, NJ 08540

7. Provide the date applicant's fiscal year ends:  December 31

8. Indicate legal status of applicant:  ☐ Corporation     ☐ Sole Proprietorship     ☐ Partnership
      ☒ Limited Liability Company     ☐ Other (specify):

If other than a sole proprietor, indicate the date and place where applicant obtained its legal status (e.g. state where incorporated, place where partnership agreement was filed or where applicant entity was formed):

   (a)  Date (MM/DD/YY):  04/06/23          (b)  State/Country of formation:  Delaware

   (c)  Statute under which applicant was organized:  Delaware Limited Liability Company Act (6 Del. C. § 18-101, et seq.)

**EXECUTION:**  The applicant consents that service of any civil action brought by, or notice of any proceeding before, the Securities and Exchange Commission in connection with the applicant's activities may be given by registered or certified mail or confirmed telegram to the applicant's contact employee at the main address, or mailing address if different, given in Items 2 and 3. The undersigned, being first duly sworn, deposes and says that he/she has executed this form on behalf of, and with the authority of, said applicant. The undersigned and applicant represent that the information and statements contained herein, including exhibits, schedules, or other documents attached hereto, and other information filed herewith, all of which are made a part hereof, are current, true, and complete.

MIAX SAPPHIRE, LLC

Date: January 12, 2026

By: *Barbara J Comly*
      Barbara J. Comly
      EVP, General Counsel & Corporate Secretary

Subscribed and sworn before me this 12th day of January, 2026.

*Jane Post*

Jane Post
Notary Public of the State of New Jersey
My Commission Expires October 27, 2029

**This page must always be completed in full with original, manual signature and notarization. Affix notary stamp or seal where applicable.**

# EXHIBIT C

**Exhibit Request:**

**For each subsidiary or affiliate of the applicant, and for any entity with whom the applicant has a contractual or other agreement relating to the operation of an electronic trading system to be used to effect transactions on the exchange ("System"), provide the following information:**

**1.    Name and address of organization.**

**2.    Form of organization (e.g., association, corporation, partnership, etc.).**

**3.    Name of state and statute citation under which organized. Date of incorporation in present form.**

**4.    Brief description of nature and extent of affiliation.**

**5.    Brief description of business or functions. Description should include responsibilities with respect to operation of the System and/or execution, reporting, clearance, or settlement of transactions in connection with operation of the System.**

**6.    A copy of the constitution.**

**7.    A copy of the articles of incorporation or association including all amendments.**

**8.    A copy of existing by-laws or corresponding rules or instruments.**

**9.    The name and title of the present officers, governors, members of all standing committees, or persons performing similar functions.**

**10.   An indication of whether such business or organization ceased to be associated with the applicant during the previous year, and a brief statement of the reasons for termination of the association.**

**Response:**

## A.    MIAMI INTERNATIONAL SECURITIES EXCHANGE, LLC

1.    *Name*:  Miami International Securities Exchange, LLC
       *Address*:  7 Roszel Road, Suite 1A, Princeton, New Jersey 08540

2.    *Form of organization*:  Limited Liability Company.

3.    *Name of state, statute under which organized and date of incorporation*: Delaware, Delaware Limited Liability Company Act (6 Del. C. § 18-101, et seq.), on September 10, 2007.

4.    *Brief description of nature and extent of affiliation:* Miami International Securities Exchange, LLC is wholly-owned by Miami International Holdings, Inc., which is the applicant's 100% owner.

5.    *Brief description of business or functions*:  Miami International Securities Exchange, LLC ("MIAX") is registered as a National Securities Exchange under Section 6 of the Securities Exchange Act of 1934, as amended. MIAX operates a fully electronic options trading platform.

6.  *A copy of the constitution*: Not applicable.

7.  *A copy of the articles of incorporation or association including all amendments*: The Amended and Restated Certificate of Formation dated November 12, 2020 is attached.

8.  *A copy of existing by-laws or corresponding rules or instruments*: The Third Amended and Restated Limited Liability Company Agreement dated November 12, 2020, and Amended and Restated By-Laws dated February 10, 2025 are attached.

9.  *The name and title of the present officers, governors, members of all standing committees, or persons performing similar functions:*

### Officers of Miami International Securities Exchange, LLC

| Name | Title |
|------|-------|
| Thomas P. Gallagher | Chairman and Chief Executive Officer/President |
| Douglas M. Schafer Jr. | Chief Information Officer and Executive Vice President |
| Barbara Comly | Executive Vice President, General Counsel and Corporate Secretary |
| Lance Emmons | Executive Vice President and Chief Financial Officer/Treasurer |
| Joseph S. Bracco | Executive Vice President – Global Head of Sales |
| Shelly Brown | Executive Vice President – Chief Strategy Officer |
| Edward Deitzel | Executive Vice President, Chief Regulatory Officer and Chief Compliance Officer |
| Randy Foster | Executive Vice President – Business Systems Development |
| Harish Jayabalan | Executive Vice President – Chief Risk Officer and Chief Information Security Officer |
| Matthew Rotella | Executive Vice President – Chief Technology Officer |
| John Smollen | Executive Vice President – New Product Development |
| Kelli Annequin | Senior Vice President – Chief Marketing Officer |
| Charles Blades | Senior Vice President – Controller |
| Deborah Carroll | Senior Vice President – Associate General Counsel and Assistant Corporate Secretary |
| Joseph W. Ferraro III | Senior Vice President – Deputy General Counsel |
| Rodney Hester | Senior Vice President – Systems Infrastructure |
| Joseph P. Kamnik | Senior Vice President – Senior Counsel |
| Amy Neiley-Avayou | Senior Vice President – Trading Operations and Listings |
| Paul Anders (Andy) Nybo | Senior Vice President – Chief Communications Officer |
| Vinay Rao | Senior Vice President – Trading Systems Development |
| Siddharth Sahoo | Senior Vice President – Trading Systems Development |
| Todd Borneman | Vice President – Data Services |
| Kateryna Brezitska | Vice President – Systems Requirements and Analysis |
| Daniel Brill | Vice President – Systems Requirements |
| Liang Cao | Vice President – Business Systems Development |
| Christopher Chapman | Vice President – Strategic Planning & Business Development |
| Neil Collins | Vice President – Regulatory Operations |
| Jonathan S. Dowd | Vice President – Systems Requirements |
| Mitchell Garfinkel | Vice President – Finance |
| Carlo Giansanti | Vice President – Vendor Management |
| Daniel Hsu | Vice President – Exchange Pricing & Business Analysis |

| Name | Title |
|---|---|
| Gamini Karunaratne | Vice President – Network Engineering & Data Center Operations |
| Ronald Miller | Vice President – Compliance |
| Brendan Murphy | Vice President – Member Relations and Development |
| James O'Neil | Vice President and Director of Physical Security and Safety |
| Gerard (Chaz) Palmeri | Vice President – Systems Operations |
| Dominique Prunetti Miller | Vice President – Human Resources and Corporate Relations |
| Priya Rege | Vice President – Business Systems Development |
| Christopher Solgan | Vice President – Senior Counsel |
| Christopher Swisher | Vice President – Market Surveillance |
| Tia Toms | Vice President – Administration |
| Bruce Ulriksen | Vice President – Regulatory Operations, Trading Floor Oversight |
| Gregory Ziegler | Vice President – Senior Counsel |
| Nathan Gaudio | Assistant Vice President – Strategic Planning & Business Development |
| Tatiana Kitaigorovski | Assistant Vice President – Associate Counsel |
| Tao Pan | Assistant Vice President – Associate Counsel |
| Ketan Patel | Assistant Vice President – Information Security |
| Zachary G. Pendleton | Assistant Vice President – Privacy and Data Governance Counsel |
| Gagan Singh | Assistant Vice President – Business Systems Development |
| Michael Slade | Assistant Vice President – Associate Counsel |

The officers of Miami International Securities Exchange, LLC serve until their successors are appointed in accordance with the By-Laws of Miami International Securities Exchange, LLC. Officers of Miami International Securities Exchange, LLC serve at the direction of the Board of Directors.

### *Directors of Miami International Securities Exchange, LLC*

| Directors |
|---|
| Thomas P. Gallagher (Chair) |
| Michael P. Ameen |
| Lindsay L. Burbage |
| Robert Castrignano |
| Marianne Deane |
| John DiBacco, Jr. |
| David Dooman |
| Leslie Florio |
| Lawrence E. Jaffe |
| Paul Jiganti |
| John A. Kinahan |
| William V. Looney, Jr. |
| John E. McCormac |
| Nathaniel Pomeroy |
| Robert D. Prunetti |
| Joseph Sellitto |
| Cynthia Schwarzkopf |
| J. Gray Teekell |

| Observers |
|---|
| Jonathan Zaionz |

***Standing Committees of Miami International Securities Exchange, LLC***

| MIAX Audit Committee |
|---|
| Robert D. Prunetti (Chair) |
| Michael P. Ameen |
| John E. McCormac |

| Regulatory Oversight Committee |
|---|
| Lindsay L. Burbage (Chair) |
| Leslie Florio |
| Lawrence E. Jaffe |

| Appeals Committee |
|---|
| Lawrence Jaffe (Chair) |
| Robert Castrignano |
| Nathaniel Pomeroy |

| Technology Committee |
|---|
| Leslie Florio (Chair) |
| Robert Castrignano |
| Marianne Deane |
| David Dooman |
| John A. Kinahan |
| John E. McCormac |
| Nathaniel Pomeroy |
| Cynthia Schwarzkopf |
| J. Gray Teekell |

10.   *An indication of whether such business or organization ceased to be associated with the applicant during the previous year, and a brief statement of the reasons for termination of the association*: Not applicable.


## B.   MIAX PEARL, LLC

1.   *Name*:  MIAX PEARL, LLC
*Address*:  7 Roszel Road, Suite 1A, Princeton, New Jersey 08540

2.   *Form of organization*:  Limited Liability Company.

3.   *Name of state, statute under which organized and date of incorporation*: Delaware, Delaware Limited Liability Company Act (6 Del. C. § 18-101, et seq.), on February 11, 2016.

4.   *Brief description of nature and extent of affiliation*:  MIAX PEARL, LLC ("MIAX PEARL") is wholly-owned by Miami International Holdings, Inc., which is the applicant's 100% owner.

5. *Brief description of business or functions*: MIAX PEARL is registered as a National Securities Exchange under Section 6 of the Securities Exchange Act of 1934, as amended. MIAX PEARL operates fully electronic options and equities trading platforms.

6. *A copy of the constitution*: Not applicable.

7. *A copy of the articles of incorporation or association including all amendments*: The Restated Certificate of Formation dated November 12, 2020 is attached.

8. *A copy of existing by-laws or corresponding rules or instruments*: The Second Amended and Restated Limited Liability Company Agreement dated November 12, 2020 and Amended and Restated By-Laws dated February 10, 2025 are attached.

9. *The name and title of the present officers, governors, members of all standing committees, or persons performing similar functions*:

### Officers of MIAX PEARL, LLC

| Name | Title |
|---|---|
| Thomas P. Gallagher | Chairman and Chief Executive Officer/President |
| Douglas M. Schafer Jr. | Chief Information Officer and Executive Vice President |
| Barbara Comly | Executive Vice President, General Counsel and Corporate Secretary |
| Lance Emmons | Executive Vice President and Chief Financial Officer/Treasurer |
| Joseph S. Bracco | Executive Vice President – Global Head of Sales |
| Shelly Brown | Executive Vice President – Chief Strategy Officer |
| Edward Deitzel | Executive Vice President, Chief Regulatory Officer and Chief Compliance Officer |
| Randy Foster | Executive Vice President – Business Systems Development |
| Harish Jayabalan | Executive Vice President – Chief Risk Officer and Chief Information Security Officer |
| Matthew Rotella | Executive Vice President – Chief Technology Officer |
| John Smollen | Executive Vice President – New Product Development |
| Kelli Annequin | Senior Vice President – Chief Marketing Officer |
| Charles Blades | Senior Vice President – Controller |
| Deborah Carroll | Senior Vice President – Associate General Counsel and Assistant Corporate Secretary |
| Joseph W. Ferraro III | Senior Vice President – Deputy General Counsel |
| Rodney Hester | Senior Vice President – Systems Infrastructure |
| Joseph P. Kamnik | Senior Vice President – Senior Counsel |
| Amy Neiley-Avayou | Senior Vice President – Trading Operations and Listings |
| Paul Anders (Andy) Nybo | Senior Vice President – Chief Communications Officer |
| Vinay Rao | Senior Vice President – Trading Systems Development |
| Siddharth Sahoo | Senior Vice President – Trading Systems Development |
| Todd Borneman | Vice President – Data Services |
| Kateryna Brezitska | Vice President – Systems Requirements and Analysis |
| Daniel Brill | Vice President – Systems Requirements |
| Liang Cao | Vice President – Business Systems Development |
| Christopher Chapman | Vice President – Strategic Planning & Business Development |
| Neil Collins | Vice President – Regulatory Operations |

| Name | Title |
|---|---|
| Jonathan S. Dowd | Vice President – Systems Requirements |
| Mitchell Garfinkel | Vice President – Finance |
| Carlo Giansanti | Vice President – Vendor Management |
| Daniel Hsu | Vice President – Exchange Pricing & Business Analysis |
| Gamini Karunaratne | Vice President – Network Engineering & Data Center Operations |
| Ronald Miller | Vice President – Compliance |
| Brendan Murphy | Vice President – Member Relations and Development |
| James O'Neil | Vice President and Director of Physical Security and Safety |
| Gerard (Chaz) Palmeri | Vice President – Systems Operations |
| Dominique Prunetti Miller | Vice President – Human Resources and Corporate Relations |
| Priya Rege | Vice President – Business Systems Development |
| Christopher Solgan | Vice President – Senior Counsel |
| Christopher Swisher | Vice President – Market Surveillance |
| Tia Toms | Vice President – Administration |
| Bruce Ulriksen | Vice President – Regulatory Operations, Trading Floor Oversight |
| Gregory Ziegler | Vice President – Senior Counsel |
| Nathan Gaudio | Assistant Vice President – Strategic Planning & Business Development |
| Tatiana Kitaigorovski | Assistant Vice President – Associate Counsel |
| Tao Pan | Assistant Vice President – Associate Counsel |
| Ketan Patel | Assistant Vice President – Information Security |
| Zachary G. Pendleton | Assistant Vice President – Privacy and Data Governance Counsel |
| Gagan Singh | Assistant Vice President – Business Systems Development |
| Michael Slade | Assistant Vice President – Associate Counsel |

The officers of MIAX PEARL, LLC serve until their successors are appointed in accordance with the By-Laws of MIAX PEARL, LLC. Officers of MIAX PEARL, LLC serve at the direction of the Board of Directors.

### *Directors of MIAX PEARL, LLC*

| Directors |
|---|
| Thomas P. Gallagher (Chair) |
| Talal Jassim Al-Bahar |
| Sean Barry |
| William T. Bergman |
| David Brown |
| Lindsay L. Burbage |
| Guy Dowman |
| Kurt M. Eckert |
| Leslie Florio |
| Lawrence E. Jaffe |
| Paul Kenyon |
| John E. McCormac |
| Miguel Moratiel |
| William J. O'Brien IV |
| Nathaniel Pomeroy |

| Robert D. Prunetti |
| Scott Richardson |
| Cynthia Schwarzkopf |
| Steven Sosnick |
| Erik Swanson |
| Christopher L. Whittington |

### *Standing Committees of MIAX PEARL, LLC*

| MIAX Pearl Audit Committee |
| --- |
| Robert D. Prunetti (Chair) |
| John E. McCormac |
| Cynthia Schwarzkopf |

| Regulatory Oversight Committee |
| --- |
| Lindsay L. Burbage (Chair) |
| Leslie Florio |
| Lawrence E. Jaffe |

| Appeals Committee |
| --- |
| Lawrence E. Jaffe (Chair) |
| Nathanial Pomeroy |
| Guy Dowman |

| Technology Committee |
| --- |
| Leslie Florio (Chair) |
| Sean Barry |
| David Brown |
| Kurt M. Eckert |
| John E. McCormac |

10. *An indication of whether such business or organization ceased to be associated with the applicant during the previous year, and a brief statement of the reasons for termination of the association*: Not applicable.

## C. MIAX EMERALD, LLC

1. *Name*: MIAX Emerald, LLC
   *Address*: 7 Roszel Road, Suite 1A, Princeton, New Jersey 08540

2. *Form of organization*: Limited Liability Company.

3. *Name of state, statute under which organized and date of incorporation*: Delaware, Delaware Limited Liability Company Act (6 Del. C. § 18-101, et seq.), on January 30, 2018.

4. *Brief description of nature and extent of affiliation*: MIAX Emerald, LLC ("MIAX Emerald") is wholly-owned by Miami International Holdings, Inc., which is the applicant's 100% owner.

5.  *Brief description of business or functions*: MIAX Emerald is registered as a National Securities Exchange under Section 6 of the Securities Exchange Act of 1934, as amended. MIAX Emerald operates a fully electronic options trading platform.

6.  *A copy of the constitution*: Not applicable.

7.  *A copy of the articles of incorporation or association including all amendments*: The Amended and Restated Certificate of Formation dated November 12, 2020 is attached.

8.  *A copy of existing by-laws or corresponding rules or instruments*: The Second Amended and Restated Limited Liability Company Agreement dated November 12, 2020 and Amended and Restated By-Laws dated February 10, 2025 are attached.

9.  *The name and title of the present officers, governors, members of all standing committees, or persons performing similar functions*:

**Officers of MIAX Emerald, LLC**

| Name | Title |
|---|---|
| Thomas P. Gallagher | Chairman and Chief Executive Officer/President |
| Douglas M. Schafer Jr. | Chief Information Officer and Executive Vice President |
| Barbara Comly | Executive Vice President, General Counsel and Corporate Secretary |
| Lance Emmons | Executive Vice President and Chief Financial Officer/Treasurer |
| Joseph S. Bracco | Executive Vice President – Global Head of Sales |
| Shelly Brown | Executive Vice President – Chief Strategy Officer |
| Edward Deitzel | Executive Vice President, Chief Regulatory Officer and Chief Compliance Officer |
| Randy Foster | Executive Vice President – Business Systems Development |
| Harish Jayabalan | Executive Vice President – Chief Risk Officer and Chief Information Security Officer |
| Matthew Rotella | Executive Vice President – Chief Technology Officer |
| John Smollen | Executive Vice President – New Product Development |
| Kelli Annequin | Senior Vice President – Chief Marketing Officer |
| Charles Blades | Senior Vice President – Controller |
| Deborah Carroll | Senior Vice President – Associate General Counsel and Assistant Corporate Secretary |
| Joseph W. Ferraro III | Senior Vice President – Deputy General Counsel |
| Rodney Hester | Senior Vice President – Systems Infrastructure |
| Joseph P. Kamnik | Senior Vice President – Senior Counsel |
| Amy Neiley-Avayou | Senior Vice President – Trading Operations and Listings |
| Paul Anders (Andy) Nybo | Senior Vice President – Chief Communications Officer |
| Vinay Rao | Senior Vice President – Trading Systems Development |
| Siddharth Sahoo | Senior Vice President – Trading Systems Development |
| Todd Borneman | Vice President – Data Services |
| Kateryna Brezitska | Vice President – Systems Requirements and Analysis |
| Daniel Brill | Vice President – Systems Requirements |
| Liang Cao | Vice President – Business Systems Development |
| Christopher Chapman | Vice President – Strategic Planning & Business Development |
| Neil Collins | Vice President – Regulatory Operations |

| Name | Title |
|---|---|
| Jonathan S. Dowd | Vice President – Systems Requirements |
| Mitchell Garfinkel | Vice President – Finance |
| Carlo Giansanti | Vice President – Vendor Management |
| Daniel Hsu | Vice President – Exchange Pricing & Business Analysis |
| Gamini Karunaratne | Vice President – Network Engineering & Data Center Operations |
| Ronald Miller | Vice President – Compliance |
| Brendan Murphy | Vice President – Member Relations and Development |
| James O'Neil | Vice President and Director of Physical Security and Safety |
| Gerard (Chaz) Palmeri | Vice President – Systems Operations |
| Dominique Prunetti Miller | Vice President – Human Resources and Corporate Relations |
| Priya Rege | Vice President – Business Systems Development |
| Christopher Solgan | Vice President – Senior Counsel |
| Christopher Swisher | Vice President – Market Surveillance |
| Tia Toms | Vice President – Administration |
| Bruce Ulriksen | Vice President – Regulatory Operations, Trading Floor Oversight |
| Gregory Ziegler | Vice President – Senior Counsel |
| Nathan Gaudio | Assistant Vice President – Strategic Planning & Business Development |
| Tatiana Kitaigorovski | Assistant Vice President – Associate Counsel |
| Tao Pan | Assistant Vice President – Associate Counsel |
| Ketan Patel | Assistant Vice President – Information Security |
| Zachary G. Pendleton | Assistant Vice President – Privacy and Data Governance Counsel |
| Gagan Singh | Assistant Vice President – Business Systems Development |
| Michael Slade | Assistant Vice President – Associate Counsel |

The officers of MIAX Emerald, LLC serve until their successors are appointed in accordance with the By-Laws of MIAX Emerald, LLC. Officers of MIAX Emerald, LLC serve at the direction of the Board of Directors.

### *Directors of MIAX Emerald, LLC*

| Directors |
|---|
| Thomas P. Gallagher (Chair) |
| Lindsay L. Burbage |
| Marianne Deane |
| Kurt M. Eckert |
| David S. Fleming |
| Leslie Florio |
| Kimberly M. Guadagno |
| Richard Herr |
| Adam Hoffman |
| Paul Jiganti |
| Joseph M. Kyrillos Jr. |
| John E. McCormac |
| Robert D. Prunetti |
| Liam Smith |

***Standing Committees of MIAX Emerald, LLC***

| MIAX Emerald Audit Committee |
| --- |
| Robert D. Prunetti (Chair) |
| Joseph M. Kyrillos Jr. |
| John E. McCormac |

| Regulatory Oversight Committee |
| --- |
| Lindsay L. Burbage (Chair) |
| Leslie Florio |
| Kimberly M. Guadagno |

| Appeals Committee |
| --- |
| Marianne Deane (Chair) |
| Liam Smith |
| Paul Jiganti |

| Technology Committee |
| --- |
| Leslie Florio (Chair) |
| Marianne Deane |
| David S. Fleming |
| John E. McCormac |

10. *An indication of whether such business or organization ceased to be associated with the applicant during the previous year, and a brief statement of the reasons for termination of the association*: Not applicable.

# EXHIBIT J

<u>**Exhibit Request:**</u>

**A list of the officers, governors, members of all standing committees, or persons performing similar Exhibit J functions, who presently hold or have held their offices or positions during the previous year, indicating the following for each:**

**1. Name.**

**2. Title.**

**3. Dates of commencement and termination of term of office or position.**

**4. Type of business in which each is primarily engaged (e.g., floor broker, specialist, odd lot dealer, etc.).**

<u>**Response:**</u>

**1. <u>Officers of MIAX Sapphire, LLC</u>**

| Name | Title |
|---|---|
| Thomas P. Gallagher | Chairman and Chief Executive Officer/President |
| Douglas M. Schafer Jr. | Chief Information Officer and Executive Vice President |
| Barbara Comly | Executive Vice President, General Counsel and Corporate Secretary |
| Lance Emmons | Executive Vice President and Chief Financial Officer/Treasurer |
| Joseph S. Bracco | Executive Vice President – Global Head of Sales |
| Shelly Brown | Executive Vice President – Chief Strategy Officer |
| Edward Deitzel | Executive Vice President, Chief Regulatory Officer and Chief Compliance Officer |
| Randy Foster | Executive Vice President – Business Systems Development |
| Harish Jayabalan | Executive Vice President – Chief Risk Officer and Chief Information Security Officer |
| Matthew Rotella | Executive Vice President – Chief Technology Officer |
| John Smollen | Executive Vice President – New Product Development |
| Kelli Annequin | Senior Vice President – Chief Marketing Officer |
| Charles Blades | Senior Vice President – Controller |
| Deborah Carroll | Senior Vice President – Associate General Counsel and Assistant Corporate Secretary |
| Joseph W. Ferraro III | Senior Vice President – Deputy General Counsel |
| Rodney Hester | Senior Vice President – Systems Infrastructure |
| Amy Neiley-Avayou | Senior Vice President – Trading Operations and Listings |
| Paul Anders (Andy) Nybo | Senior Vice President – Chief Communications Officer |
| Vinay Rao | Senior Vice President – Trading Systems Development |
| Siddharth Sahoo | Senior Vice President – Trading Systems Development |
| Todd Borneman | Vice President – Data Services |
| Kateryna Brezitska | Vice President – Systems Requirements and Analysis |
| Daniel Brill | Vice President – Systems Requirements |

| Name | Title |
|---|---|
| Liang Cao | Vice President – Business Systems Development |
| Christopher Chapman | Vice President – Strategic Planning & Business Development |
| Neil Collins | Vice President – Regulatory Operations |
| Jonathan S. Dowd | Vice President – Systems Requirements |
| Mitchell Garfinkel | Vice President – Finance |
| Carlo Giansanti | Vice President – Vendor Management |
| Daniel Hsu | Vice President – Exchange Pricing & Business Analysis |
| Joseph P. Kamnik | Senior Vice President – Senior Counsel |
| Gamini Karunaratne | Vice President – Network Engineering & Data Center Operations |
| Ronald Miller | Vice President – Compliance |
| Brendan Murphy | Vice President – Member Relations and Development |
| James O'Neil | Vice President and Director of Physical Security and Safety |
| Gerard (Chaz) Palmeri | Vice President – Systems Operations |
| Dominique Prunetti Miller | Vice President – Human Resources and Corporate Relations |
| Priya Rege | Vice President – Business Systems Development |
| Christopher Solgan | Vice President – Senior Counsel |
| Christopher Swisher | Vice President – Market Surveillance |
| Tia Toms | Vice President – Administration |
| Bruce Ulriksen | Vice President – Regulatory Operations, Trading Floor Oversight |
| Gregory Ziegler | Vice President – Senior Counsel |
| Nathan Gaudio | Assistant Vice President – Strategic Planning & Business Development |
| Tatiana Kitaigorovski | Assistant Vice President – Associate Counsel |
| Tao Pan | Assistant Vice President – Associate Counsel |
| Ketan Patel | Assistant Vice President – Information Security |
| Zachary G. Pendleton | Assistant Vice President – Privacy and Data Governance Counsel |
| Gagan Singh | Assistant Vice President – Business Systems Development |
| Michael Slade | Assistant Vice President – Associate Counsel |

The officers of the Exchange serve until their successors are appointed in accordance with the By-Laws of the Exchange.  Officers of the Exchange serve at the direction of the Board of Directors.

**2. Directors of MIAX Sapphire, LLC**

| Name | Classification | Term of Office | Type of Business |
|---|---|---|---|
| Thomas P. Gallagher | Industry | So long as CEO of the Company | Securities Exchange |
| William T. Bergman | Non-Industry/ Independent | Class II – 2026 | Board Chairman – City of Philadelphia – Zoning Hearing Board |
| Lindsay L. Burbage | Non-Industry/ Independent | Class II – 2026 | Attorney (Retired) |
| Michael Gorczowski | Industry/Member Representative | Class II – 2026 | Partner – Wolverine Holdings LP |
| John E. McCormac | Non-Industry/ Independent | Class II – 2026 | Township Mayor – Woodbridge, New Jersey; Former New Jersey State Treasurer |
| Michael P. Ameen | Non-Industry/ Independent | Class III – 2027 | Executive Vice President and Chief Financial Officer – Rheo Vest, LLC |
| Leslie Florio | Non-Industry/ Independent | Class III – 2027 | Community Volunteer |
| William V. Looney, Jr. | Industry/Member Representative | Class III – 2027 | Managing Director – Head of Global Business Development – X-Change Financial Access, LLC |
| Kenneth Lozier | Non-Industry/ Independent | Class III – 2027 | Attorney |
| Brendan Culligan | Industry/Member Representative | Class I – 2028 | Trader – Jane Street |
| Marianne Deane | Non-Industry/ Independent | Class I – 2028 | Community Volunteer |
| Kurt M. Eckert | Non-Industry | Class I – 2028 | Former Partner and Head of Market Structure – Wolverine Trading, LLC |
| Robert D. Prunetti | Non-Industry | Class I – 2028 | President – Phoenix Ventures, LLC |

**3.** **Committees of MIAX Sapphire, LLC**

| APPEALS COMMITTEE | |
|---|---|
| **Name** | **Classification** |
| Marianne Deane (Chair) | Non-Industry/Independent |
| Brendan Culligan | Industry/Member Representative |
| Michael Gorczowski | Industry/Member Representative |

| AUDIT COMMITTEE | |
|---|---|
| **Name** | **Classification** |
| Robert D. Prunetti (Chair) | Non-Industry |
| Michael P. Ameen | Non-Industry/Independent |
| John E. McCormac | Non-Industry/Independent |

| REGULATORY OVERSIGHT COMMITTEE | |
|---|---|
| **Name** | **Classification** |
| Lindsay L. Burbage (Chair) | Non-Industry/Independent |
| Leslie Florio | Non-Industry/Independent |
| Kenneth Lozier | Non-Industry/Independent |

| TECHNOLOGY COMMITTEE | |
|---|---|
| **Name** | **Classification** |
| Leslie Florio (Chair) | Non-Industry/Independent |
| Marianne Deane | Non-Industry/Independent |
| John E. McCormac | Non-Industry/Independent |